Exhibit 99.1

Studio City International Holdings Limited Announces Unaudited Fourth Quarter 2021 Earnings

MACAU, March 01, 2022 (GLOBE NEWSWIRE) — Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Total operating revenues for the fourth quarter of 2021 were US$28.4 million, compared to total operating revenues of US$23.7 million in the fourth quarter of 2020. The change was due to the increase in revenues from the provision of gaming related services, partially offset by lower non-gaming revenues.

Revenues from the provision of gaming related services are derived from the provision of facilities for the operations of the Studio City Casino by Melco Resorts (Macau) Limited (the “Gaming Operator”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”) and holder of a gaming subconcession, and services related thereto.

Studio City Casino generated gross gaming revenues of US$91.1 million and US$87.6 million for the fourth quarters of 2021 and 2020, respectively.

Studio City’s rolling chip volume was US$474.4 million in the fourth quarter of 2021 versus US$449.4 million in the fourth quarter of 2020. The rolling chip win rate was 1.84% in the fourth quarter of 2021 versus negative 0.13% in the fourth quarter of 2020. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$253.5 million in the fourth quarter of 2021, compared with US$305.6 million in the fourth quarter of 2020. The mass market table games hold percentage was 29.6% in the fourth quarter of 2021, compared to 27.0% in the fourth quarter of 2020.

Gaming machine handle for the fourth quarter of 2021 was US$262.4 million, compared with US$257.7 million in the fourth quarter of 2020. The gaming machine win rate was 2.8% in the fourth quarter of 2021, compared to 2.2% in the fourth quarter of 2020.

Total gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino deducted from gross gaming revenues were US$87.0 million and US$91.3 million in the fourth quarters of 2021 and 2020, respectively.

Revenues from the provision of gaming related services were US$4.1 million for the fourth quarter of 2021, compared with revenues from the provision of gaming related services of negative US$3.7 million for the fourth quarter of 2020. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.

Total non-gaming revenues at Studio City for the fourth quarter of 2021 were US$24.3 million, compared with US$27.4 million for the fourth quarter of 2020.

Operating loss for the fourth quarter of 2021 was US$45.0 million, compared with operating loss of US$51.3 million in the fourth quarter of 2020.

Studio City generated negative Adjusted EBITDA(1) of US$10.5 million in the fourth quarter of 2021, compared to negative Adjusted EBITDA of US$14.4 million in the fourth quarter of 2020. The change was mainly attributable to the increase in revenues from the provision of gaming related services, partially offset by lower non-gaming revenues.

Net loss attributable to Studio City International Holdings Limited for the fourth quarter of 2021 was US$53.9 million, compared with net loss attributable to Studio City International Holdings Limited of US$61.5 million in the fourth quarter of 2020. The net loss attributable to participation interest was US$10.6 million and US$12.0 million in the fourth quarters of 2021 and 2020, respectively.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2021 were US$20.0 million, which mainly included interest expense of US$21.9 million, net of amounts capitalized.

Depreciation and amortization costs of US$31.8 million were recorded in the fourth quarter of 2021, of which US$0.8 million was related to the amortization expense for the land use right.

The negative Adjusted EBITDA for Studio City for the three months ended December 31, 2021 referred to in Melco’s earnings release dated March 1, 2022 (“Melco’s earnings release”) is US$10.4 million less than the negative Adjusted EBITDA of Studio City contained in this press release. The Adjusted EBITDA of Studio City contained in this press release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in Melco’s earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in Melco’s earnings release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of December 31, 2021 aggregated to US$499.4 million (December 31, 2020: US$575.4 million), including US$0.1 million of restricted cash (December 31, 2020: US$0.1 million). Total debt, net of unamortized deferred financing costs and original issue premiums at the end of the fourth quarter of 2021, was US$2.09 billion (December 31, 2020: US$1.58 billion).

Capital expenditures for the fourth quarter of 2021 were US$188.1 million.

Full Year Results

For the year ended December 31, 2021, Studio City International Holdings Limited reported total operating revenues of US$106.9 million, compared to US$49.2 million in the prior year. The increase in total operating revenues was primarily attributable to higher revenues from the provision of gaming related services and non-gaming revenues as a result of a year-over-year increase in inbound tourism in 2021.

Operating loss for 2021 was US$191.6 million, compared with operating loss of US$279.9 million for 2020.

Studio City generated negative Adjusted EBITDA of US$56.5 million for the year ended December 31, 2021, compared to negative Adjusted EBITDA of US$113.8 million in 2020. The change in Adjusted EBITDA was mainly attributable to higher revenues from the provision of gaming related services and non-gaming revenues.

Net loss attributable to Studio City International Holdings Limited for 2021 was US$252.6 million, compared with net loss attributable to Studio City International Holdings Limited of US$321.6 million for 2020. The net loss attributable to participation interest for 2021 was US$49.4 million and the net loss attributable to participation interest for 2020 was US$83.5 million.

Subsequent Events

On February 7, 2022, Studio City Company Limited (“Studio City Company”), a subsidiary of the Company, announced an offering of senior secured notes and, concurrently, the Company announced that it had entered into subscription agreements with certain existing institutional holders of its ordinary shares and American Depositary Shares, each representing four Class A ordinary shares (“ADSs”), which hold, in aggregate, over 99% of the Company’s outstanding shares, for total proceeds of US$300 million. The Company is in the process of closing the private placement.

The senior secured notes were issued on February 16, 2022, with an aggregate principal amount of US$350 million, 7.00% coupon and 5 year tenor (the “Notes”). Net proceeds from the issuance of the Notes will be used to partially fund the capital expenditures of the remaining project for Studio City and for general corporate purposes.

Recent Developments

COVID-19 outbreaks continue to have a material effect on our operations, financial position, and future prospects into the first quarter of 2022.

Our operations remain impacted by travel restrictions and quarantine requirements. The appearance of COVID-19 cases in Macau in late September 2021 led to city-wide mandatory testing, mandatory closure of most entertainment and leisure venues (casinos and gaming areas excluded), and strict travel restrictions and requirements being implemented to enter and exit Macau. Since October 19, 2021, authorities have eased pandemic prevention measures such that travelers no longer require 14-day quarantine on arrival in Zhuhai, and the validity of nucleic acid tests to enter Zhuhai was extended from 24 hours to 7 days. However, health-related precautionary measures remain in place and non-Macau resident individuals who are not residents of Taiwan, Hong Kong, or the PRC continue to be unable to enter Macau, except if they have been in Hong Kong or mainland PRC in the preceding 21 days and are eligible for an exemption application.

Uncertainty around COVID-19 outbreaks will continue into 2022 with travel bans or restrictions, visa restrictions and quarantine requirements being key factors impacting 2022 performance. We remain optimistic on the long-term growth prospects for both Macau and Studio City. We expect both Macau and Studio City to benefit from the continued economic growth in China, infrastructure developments in the Greater Bay Area and new property openings in Cotai.

We continue our efforts to complete the construction of Studio City Phase 2 by the deadline set in the land concession of December 27, 2022. This expansion designed by renowned international architecture firm Zaha Hadid Architects will offer approximately 900 additional luxury hotel rooms and suites, an additional indoor/outdoor water park which is expected to be one of the largest in the world, a Cineplex, multiple fine-dining restaurants, and a total of 1,100 square meters of state-of-the-art MICE space. Furthermore, Studio City Phase 2 will also feature a hotel tower under the W Hotel brand in partnership with Marriott International.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, (vii) proposed amendments to the gaming law in Macau, the extension of current gaming concessions and subconcessions and tender for new gaming concessions, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is defined as net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, share-based compensation and other non-operating income and expenses. We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. In addition, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, property charges and other and loss on extinguishment of debt, net of participation interest. Adjusted net income/loss is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Studio City International Holdings Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is strongly supported by its single largest shareholder, Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: JeannyKim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
Operating revenues:
Provision of gaming related services	$4,067	$(3,696)	$(1,455)	$(42,682)
Rooms	7,975	9,667	38,749	21,997
Food and beverage	6,317	7,040	26,734	22,653
Entertainment	221	364	2,649	1,389
Services fee	5,413	6,445	24,906	26,151
Mall	3,999	2,270	13,683	17,008
Retail and other	389	1,615	1,602	2,692

Total operating revenues	28,381	23,705	106,868	49,208

Operating costs and expenses:
Provision of gaming related services	(9,151)	(8,061)	(28,085)	(26,993)
Rooms	(2,848)	(2,756)	(12,176)	(11,229)
Food and beverage	(6,914)	(6,745)	(27,853)	(27,301)
Entertainment	(590)	(733)	(2,842)	(3,409)
Mall	(878)	(1,013)	(3,785)	(4,661)
Retail and other	(359)	(324)	(1,474)	(1,204)
General and administrative	(18,628)	(19,219)	(87,577)	(89,006)
Pre-opening costs	(245)	(68)	(984)	(201)
Amortization of land use right	(829)	(834)	(3,325)	(3,333)
Depreciation and amortization	(31,010)	(34,595)	(124,309)	(157,001)
Property charges and other	(1,902)	(697)	(6,031)	(4,798)

Total operating costs and expenses	(73,354)	(75,045)	(298,441)	(329,136)

Operating loss	(44,973)	(51,340)	(191,573)	(279,928)

Non-operating income (expenses):
Interest income	710	101	3,060	1,276
Interest expenses, net of amounts capitalized	(21,894)	(23,718)	(90,967)	(104,799)
Other financing costs	(105)	(106)	(419)	(421)
Foreign exchange gains (losses), net	1,268	673	6,257	(3,434)
Other income (expenses), net	—	174	—	(81)
Loss on extinguishment of debt	—	(219)	(28,817)	(18,716)

Total non-operating expenses, net	(20,021)	(23,095)	(110,886)	(126,175)

Loss before income tax	(64,994)	(74,435)	(302,459)	(406,103)
Income tax credit	486	905	457	1,011

Net loss	(64,508)	(73,530)	(302,002)	(405,092)
Net loss attributable to participation interest	10,562	12,039	49,447	83,466

Net loss attributable to Studio City International Holdings Limited	$(53,946)	$(61,491)	$(252,555)	$(321,626)

Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.146)	$(0.166)	$(0.682)	$(1.091)

Diluted	$(0.146)	$(0.166)	$(0.682)	$(1.103)

Net loss attributable to Studio City International Holdings Limited per ADS:
Basic	$(0.583)	$(0.664)	$(2.728)	$(4.363)

Diluted	$(0.583)	$(0.664)	$(2.728)	$(4.411)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	370,352,700	370,352,700	370,352,700	294,837,092

Diluted	370,352,700	370,352,700	370,352,700	367,348,852

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	December 31,	December 31,
	2021	2020
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$499,289	$575,215
Restricted cash	—	13
Accounts receivable, net	247	157
Amounts due from affiliated companies	15,697	10,672
Inventories	5,828	9,297
Prepaid expenses and other current assets	42,633	12,467

Total current assets	563,694	607,821

Property and equipment, net	2,556,040	2,180,897
Intangible assets, net	2,777	4,005
Long-term prepayments, deposits and other assets	69,624	117,555
Restricted cash	130	131
Operating lease right-of-use assets	14,588	17,379
Land use right, net	112,114	116,109

Total assets	$3,318,967	$3,043,897

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$211	$206
Accrued expenses and other current liabilities	201,405	118,946
Income tax payable	21	33
Amounts due to affiliated companies	53,093	42,966

Total current liabilities	254,730	162,151

Long-term debt, net	2,087,486	1,584,660
Other long-term liabilities	17,771	11,778
Deferred tax liabilities, net	—	448
Operating lease liabilities, non-current	14,797	17,137

Total liabilities	2,374,784	1,776,174

Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 370,352,700 shares issued and outstanding	37	37
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,134,227	2,134,227
Accumulated other comprehensive (loss) income	(6,136)	11,876
Accumulated losses	(1,338,715)	(1,086,160)

Total shareholders’ equity	789,420	1,059,987

Participation interest	154,763	207,736

Total shareholders’ equity and participation interest	944,183	1,267,723

Total liabilities, shareholders’ equity and participation interest	$3,318,967	$3,043,897

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to

Adjusted Net Loss Attributable to Studio City International Holdings Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
Net loss attributable to Studio City International Holdings Limited	$(53,946)	$(61,491)	$(252,555)	$(321,626)
Pre-opening costs	245	68	984	201
Property charges and other	1,902	697	6,031	4,798
Loss on extinguishment of debt	—	219	28,817	18,716
Participation interest impact on adjustments	(352)	(161)	(5,867)	(4,284)

Adjusted net loss attributable to Studio City International Holdings Limited	$(52,151)	$(60,668)	$(222,590)	$(302,195)

Adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.141)	$(0.164)	$(0.601)	$(1.025)

Diluted	$(0.141)	$(0.164)	$(0.601)	$(1.038)

Adjusted net loss attributable to Studio City International Holdings Limited per ADS:
Basic	$(0.563)	$(0.655)	$(2.404)	$(4.100)

Diluted	$(0.563)	$(0.655)	$(2.404)	$(4.153)

Weighted average Class A ordinary shares outstanding used in adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	370,352,700	370,352,700	370,352,700	294,837,092

Diluted	370,352,700	370,352,700	370,352,700	367,348,852

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
Operating loss	$(44,973)	$(51,340)	$(191,573)	$(279,928)
Pre-opening costs	245	68	984	201
Depreciation and amortization	31,839	35,429	127,634	160,334
Share-based compensation	438	791	438	791
Property charges and other	1,902	697	6,031	4,798

Adjusted EBITDA	$(10,549)	$(14,355)	$(56,486)	$(113,804)

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited

to Adjusted EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
Net loss attributable to Studio City International Holdings Limited	$(53,946)	$(61,491)	$(252,555)	$(321,626)
Net loss attributable to participation interest	(10,562)	(12,039)	(49,447)	(83,466)

Net loss	(64,508)	(73,530)	(302,002)	(405,092)
Income tax credit	(486)	(905)	(457)	(1,011)
Interest and other non-operating expenses, net	20,021	23,095	110,886	126,175
Property charges and other	1,902	697	6,031	4,798
Share-based compensation	438	791	438	791
Depreciation and amortization	31,839	35,429	127,634	160,334
Pre-opening costs	245	68	984	201

Adjusted EBITDA	$(10,549)	$(14,355)	$(56,486)	$(113,804)

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
Room Statistics(3):
Average daily rate (4)	$131	$121	$123	$128
Occupancy per available room	39%	49%	51%	28%
Revenue per available room (5)	$52	$59	$62	$36
Other Information(6):
Average number of table games	288	291	290	282
Average number of gaming machines	710	606	645	586
Table games win per unit per day (7)	$3,162	$3,057	$3,306	$2,456
Gaming machines win per unit per day (8)	$113	$103	$129	$98

(3)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak
(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)	Table games and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded
(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis